Vivendi Press Release
Paris, France – May 17, 2006 – Reports about Vivendi are circulating today, focusing on an alleged “offer” that was to have been made to the Group. These rumours have been echoed in several press agency reports.
As pointed out in the Group’s press release, issued today before market opening, Sebastian Holdings recently submitted a document to the Group setting out an alternative approach to the strategy the Group is implementing. The suggestions contained in this document cannot be described as a draft offer in the meaning of current legislation.
The Supervisory and Management Boards have rejected the idea of breaking up the Group which is inherent in Sebastian Holding’s approach. On the contrary, the Boards have reiterated Vivendi’s strategy, presented it at the Annual Shareholders’ Meeting on April 20, 2006, and consider it the best way to create value for shareholders.
Furthermore, the same reports seek to lend credence to the idea that these proposals were drawn up in agreement with the Group, or at its request. Such suggestions are false.
Given these circumstances, Vivendi has notified the French Markets Authority (AMF).
Important Disclaimer:
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the possibility that Vivendi’s business strategy may change and to the risks described in the documents Vivendi has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi with the U.S. Securities and Exchange Commission at www.sec.gov and with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Vivendi. Vivendi does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.